FOR IMMEDIATE RELEASE               Contact:Guy T. Marcus
October 30, 1997                    VP-Inv. Rel.
                                    (214) 978-2691


                       HALLIBURTON FOURTH QUARTER DIVIDEND


         DALLAS, Texas -- Halliburton Company (NYSE: HAL) announced today that its board of directors has declared a 1997 fourth quarter dividend of 12.5 cents a share on the company's common stock, payable December 23, 1997 to share -holders of record at the close of business on December 2, 1997.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
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                      The Exhibit Index Appears on Page 4